October 30, 2006


Barbara C. Jacobs
Associate Director
Division of Corporation Finance
Room 4561
Washington, D.C. 20549

            Re:   On2 Technologies, Inc. (the "Company")
                  Registration Statement on Form S-3
                  File No. 333-137577
                  Filed on September 25, 2006

                  Form 10-K for the fiscal year ended December 31, 2005 Filed on March 15, 2006

                  Form 10-Q for the quarterly period ended March 31, 2006 Filed on May 5, 2006

                  Form 10-Q for the quarterly period ended June 30, 2006 Filed on August 2, 2006

Dear Ms. Jacobs:

      This is in response to your comment letter to Matthew Frost dated October 18, 2006 with respect to the above-referenced filings. The Company is simultaneously filing Amendment No. 1 to Registration Statement No. 333-13757.

      We have set forth below the comments in your letter of October 18, 2006 in italics with the Company's responses to each.

Form S-3

1. Revise the disclosure under "The Offering" subsection on page 3 to identify all of the selling shareholders that are participating in this resale offering. Currently, you only identify Midsummer Investment, Ltd. and Rockmore Investment Master Fund, Ltd.

RESPONSE: We have revised the disclosure under "The Offering" subsection on page 3 of Form S-3 to identify all of the selling shareholders that are participating in this resale offering.


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October 30, 2006
Page 2

2. In an appropriate location, please provide a materially complete discussion of how the selling shareholders acquired the shares that you seek to register for resale on their behalf or otherwise advise of the basis for your belief that the incorporation by reference of On2 Technologies' Form 8-K filed on August 25, 2006 meets the requirements of
      Item 7 of Form S-3.

RESPONSE: We have revised page 8 of Form S-3 to provide a materially complete discussion of how the selling shareholders acquired the shares that we seek to register for resale on their behalf.

Form 10-K for the fiscal year ended December 31, 2005

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

3. The disclosure indicates that your certifying officers have evaluated the effectiveness of your disclosure controls and procedures "(as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934)." The definition of disclosure controls and procedures is contained in Exchange Act Rules 13a-15(e) and 15d-15(e). Advise us as to whether On2 Technologies, Inc.'s disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the fiscal year ended December 31, 2005 and confirm that On2 will evaluate its disclosure controls and procedures required by these rules in all future annual and periodic reports.


RESPONSE: Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934), as of the end of the period covered by the Form 10-K for the fiscal year ended December 31, 2005. Based upon this evaluation process, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. We will evaluate our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) in all future annual and periodic reports.

Forms 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006

Item 4 Controls and Procedures

4.    Disclosure indicates that "within the 90 days prior to the filing of this report, the Company carried out an evaluation . . . ." Please be advised that management must evaluate the effectiveness of your disclosure controls and procedures as of the end of the fiscal quarter. See Exchange Act Rules 13a-15(b) and 15d-15(b) and Item 307 of Regulation S-K. Please confirm that On2 Technologies, Inc.'s disclosure controls and procedures were effective as of the end of the periods covered by the reports referenced above. Also, confirm that On2 will evaluate its disclosure controls and procedures required by these rules as of the end of the period covered by the reports in all future annual and periodic reports.


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October 30, 2006
Page 3

RESPONSE: We confirm that our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 and as of the end of the period for the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006. Based upon these evaluations, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. We also confirm that we will evaluate our disclosure controls and procedures required by Rules 13a-15(b) and 15d-15(b) and Item 307 of Regulation S-K as of the end of the period covered by the reports in all future annual and periodic reports.

5. Please see the immediately preceding comment. Item 307 of Regulation S-K requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of rules 13a-15 or 15d-15. In this regard, your disclosure suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Chief Financial Officer were narrower than the disclosure controls and procedures defined by paragraph
      (e) of rules 13a-15 and 15d-15. Similar to our request in comment 3, above, advise us as to whether On2 Technologies, Inc.'s disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the quarterly periods ended March 31, 2006 and June 30, 2006 and confirm that On2 will evaluate its disclosure controls and procedures required by these rules in all future annual and periodic reports.

RESPONSE: We confirm that our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of
1934), as of the end of the period covered by the Quarterly Report on Form 10-Q for the period ended March 31, 2006 and as of the end of the period covered by the Quarterly Report on Form 10-Q for the period ended June 30, 2006. Based upon these evaluations, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. We confirm that we will evaluate our disclosure controls and procedures as required by Rules 13a-15(e) and 15d-15(e) in all future annual and periodic reports.

6. We note your disclosure in the above referenced reports that "[t]here were no changes in the Company's internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation." Please confirm that On2 Technologies, Inc. did not have any changes in its internal control over financial reporting, that occurred during the quarter ended December 31, 2004, that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Also confirm that On2 Technologies will conduct this evaluation in all future periodic reports. See Item 308(c) of Regulation S-K.

October 30, 2006
Page 4

RESPONSE: We confirm that we did not have any changes in our internal controls over financial reporting, that occurred during the quarter ended December 31, 2004, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We confirm that we will conduct this evaluation in all future periodic reports.

Requests for Confidential Treatment

7. Staff comments on your application for confidential treatment relating to certain portions of Exhibit 99.1 of Form 8-K dated May 5, 2005 will be provided by separate letter. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-3.

RESPONSE: We received a letter from Barbara C. Jacobs, dated October 20, 2006, relating to our confidentiality request of May 6, 2005. We will respond to the comments in that letter in a separate response specific to those comments.

      By copy of this letter, we are forwarding six marked copies of Amendment No. 1 to the Registration Statement on Form SB-2 to Jay Ingram of your office. If you have any questions, please contact Jason Scott at (704) 373-8862.

                                                           Sincerely,


                                                           /s/ Matthew C. Frost
                                                           --------------------
                                                           Matthew C. Frost


cc:   Jason H. Scott, Esq.
      Jay Ingram